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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*

                             PLAINS RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    726540503
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                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   06/05/2001
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             (Date of Event which Requires Piling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 726540503               SCHEDULE 13D                 PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAYNE ANDERSON CAPITAL ADVISORS, L.P.     - 95-4486379
         (B)    RICHARD A. KAYNE                          - ###-##-####
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 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
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 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                (A) 0
NUMBER OF                       (B) 88,602
SHARES                  --------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY                        (A) 2,155,680
EACH                            (B) 2,155,680
REPORTING               --------------------------------------------------------
PERSON                   9      SOLE DISPOSITIVE POWER
WITH                            (A) 0
                                (B) 88,602
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                (A) 2,155,680
                                (B) 2,155,680
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 2,155,680
         (B) 2,244,282
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 10.43%
         (B) 10.86%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503                   SCHEDULE 13D             PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON ENERGY FUND, L.P. - 95-4669026
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

NUMBER OF                        0
SHARES                   -------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
OWNED BY
EACH                             966,827
REPORTING                -------------------------------------------------------
PERSON                    9      SOLE DISPOSITIVE POWER
WITH
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 966,827
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         966,827
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.68%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 12

*********************

ITEM 1.   SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

          Plains Resources, Inc.
          1600 Smith Street, Suite 1500
          Houston, TX  77002-7346

ITEM 2.   IDENTITY AND BACKGROUND

a.        KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

          Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of Kayne Anderson Capital Advisors, L.P. (KACA, LP), a California limited partnership. KACA, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to six investment funds named Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P., each a California limited partnership, and Kayne Anderson Energy Fund, L.P., Kayne Anderson Capital Income Partners (QP), L.P., each a Delaware limited partnership. KACA, LP also serves as investment adviser to other clients, including Kayne, Anderson Offshore Limited, a British Virgin Islands corporation. The principal business address of KAIM, Inc., KACA, LP and the six investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

          During the past five years, none of KAIM, Inc., KACA, LP, or the six investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.        RICHARD A. KAYNE

          Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Management Committee Co-Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM, LLC is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KARIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

          Mr. Kayne is the controlling shareholder of KAIM, Inc., KARIM, LLC and KA.

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




          During the past five years, none of Mr. Kayne, KARIM, LLC, or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc. and KARIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

          ALLAN M. RUDNICK.     Management Committee Co-Chair, President and
                                Chief Investment Officer of KARIM, LLC.

          RALPH C. WALTER.      Management Committee Member of KARIM, LLC, Chief
                                Operating Officer and Treasurer of KARIM, LLC,
                                KAIM, Inc. and KA.

          HOWARD M. ZELIKOW.    Vice President and Director of KAIM, Inc.

          ROBERT V. SINNOTT.    Vice President of KAIM, Inc.
                                Director of Plains Resources, Inc.

          DAVID J. SHLADOVSKY.  General Counsel and Secretary of KARIM, LLC,
                               KAIM, Inc. and KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KACA, LP, KARIM, LLC, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KACA, LP and Richard A. Kayne report beneficial ownership of 2,155,680 and 2,253,261 shares, representing 10.43% and 10.86% of the shares outstanding, respectively.

b. KACA, LP has shared voting and dispositive power (with Richard A. Kayne) over its 2,155,680 shares. Richard A. Kayne has sole voting and dispositive power over 88,602 shares and shared voting and dispositive power (with KACA, LP or KARIM, LLC) over 2,155,680 shares, together representing 10.43% of the outstanding shares of the common stock of the issuer.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA, LP have shared voting and dispositive power are held by accounts for which KACA, LP serves as investment adviser (and, in some cases, as general partner). The shares over which Mr. Kayne and KARIM, LLC have shared voting and dispositive power are held by accounts for which KARIM, LLC serves as investment adviser.


     KACA, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA, LP in such limited partnerships.


c. Distributions of, conversions into, buy of and sale of the shares were made as follows:


                                       Common Stock      Stock
  Date                 Type            # of shares       Price            Where/how transaction effected
--------               ----            -----------      -------           ------------------------------
05/09/01            Conversion*         2,031,381        $15.00                      With Issuer
05/11/01               Sale               272,700        $26.28                 American Stock Exchange
05/14/01               Sale                50,000        $26.57                 American Stock Exchange
05/15/01               Sale                38,700        $26.73                 American Stock Exchange
05/16/01               Sale                50,400        $26.71                 American Stock Exchange
05/17/01               Sale               140,000        $26.59                 American Stock Exchange
05/18/01               Sale                24,100        $26.53                 American Stock Exchange
05/21/01               Sale                24,100        $26.24                 American Stock Exchange
05/29/01               Sale                 1,000        $25.30                 American Stock Exchange
05/31/01           Distribution            40,800        $25.00            Distribution to Limited Partner
06/05/01           Distribution           142,100        $25.20            Distribution to Limited Partner
06/05/01               Sale                 9,800        $25.16                 American Stock Exchange
06/06/01               Sale                35,000        $25.27                 American Stock Exchange
06/08/01            Conversion             91,489        $15.00                       With Issuer
06/08/01               Sale               866,517        $25.00                   Private Transaction


* Preferred stock converted to common stock at original conversion price.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                June 14, 2001
------------------------------------------------
                    Date

            /s/ Richard A. Kayne
------------------------------------------------
                     Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:   Kayne Anderson Investment Management, Inc.


      By:        /s/ David J. Shladovsky
             -----------------------------------
             David J. Shladovsky, Secretary

              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
              ---------------------------------------------------



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



                          /s/ Richard A. Kayne
         --------------------------------------------------
                            Richard A. Kayne



                         /s/ David J. Shladovsky
         --------------------------------------------------

         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc., general partner

         EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 12 OF FILING CONCERNING
                             PLAINS RESOURCES, INC.



Filing Parties                                                         Shares
--------------                                                      -----------
Kayne Anderson Capital Advisors, L.P.

     o        Managed Investment Limited Partnerships                 2,028,645

     o        Other Managed Accounts                                    127,035

Richard A. Kayne

              Direct ownership                                           88,602
                                                                      ---------
                                                  Total               2,244,282

